Exhibit 99.1


  FINANCIAL FEDERAL CORPORATION REPORTS RECORD THIRD QUARTER RESULTS

   *  Record Net Income - $11.2 million (21% increase)
   *  Record Diluted EPS - $0.42 (20% increase)
   *  Record Receivables Originations - $360 million (34% increase)
   * Record Finance Receivables Outstanding - $1.92 billion (20% annualized growth)
   *  Loss Ratio - 0.02% (annualized)


NEW YORK, NY:  June 6, 2006 - Financial Federal Corporation (NYSE:
FIF) today announced results for its third quarter ended April 30, 2006. Net income for the quarter was $11.2 million, 21% higher than the $9.2 million earned in the third quarter of fiscal 2005. Diluted earnings per share increased by 20% to $0.42 from $0.35. Finance receivables originated during the quarter were $360 million compared to $269 million in the third quarter of fiscal 2005. Compensation expense recorded for stock options under SFAS 123R reduced net income for the quarter by $0.2 million and reduced diluted earnings per share by $0.01.

For the first nine months of fiscal 2006 and 2005, net income was $32.1 million and $27.0 million, respectively, a 19% increase. Diluted earnings per share increased by 17% to $1.22 from $1.04. Finance receivables originated increased by 32% to over $1.0 billion from $762 million. Finance receivables outstanding grew at an annualized rate of 20% to $1.92 billion at April 30, 2006 compared to $1.67 billion at July 31, 2005. Compensation expense recorded for stock options reduced net income for the nine months by $0.6 million and reduced diluted earnings per share by $0.02.

Paul R. Sinsheimer, CEO, commented: "We are approaching $2.0 billion in finance receivables with strong asset growth, superb asset quality and record operating results, and the fundamentals of our business are currently strong. Our outlook for our operating results, the industries we finance and the economy is tempered by the extent of continued increases in interest rates and energy prices."

Steven F. Groth, CFO, remarked: "In the third quarter, we enhanced our liquidity and reduced our exposure to rising short-term interest rates with our issuance of $200 million of five and seven year fixed rate notes. The notes also lengthened our debt maturity profile."


Asset Quality

Asset quality measures continued at exceptional levels in the third quarter of fiscal 2006:
  * Net charge-offs were only $89,000 or 0.02% (annualized) of average finance receivables compared to $72,000 and 0.02% in the second quarter and $123,000 and 0.03% in the third quarter of last year.
  * Non-performing assets were only 0.65% of total finance receivables at April 30, 2006 compared to 0.68% at January 31, 2006 and 1.67% at April 30, 2005.
  * Delinquent receivables (60 days or more past due) were only 0.25% of total receivables at April 30, 2006 compared to 0.50% at January 31, 2006 and 0.70% at April 30, 2005.

Net charge-offs were $0.2 million and 0.01% (annualized) of average finance receivables in the first nine months of fiscal 2006 compared to $1.2 million and 0.11% in the first nine months of fiscal 2005.


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Other Financial Highlights

  * Net interest margin declined only slightly to 5.34% in the third quarter from 5.39% in the prior year. The decline reflects increased interest expense caused by higher short-term market interest rates largely offset by the higher net yield on finance receivables.
  * There was no provision for credit losses in the third quarter compared to $0.1 million in the prior year because of the low level of net charge-offs.
  * Salaries and other expenses increased to $6.0 million in the third quarter from $5.2 million in the prior year. The increase reflects higher salary expense including expense recorded for stock options. The efficiency ratio improved to 24.6% from 25.6% and the expense ratio improved to 1.31% from 1.38%.
  * Return on equity in the third quater improved to 12.3% from 11.5% in the prior year.


Conference Call

The Company will host a conference call June 7, 2006 at 11:00 a.m.
(ET) to discuss its third quarter results. The call will be broadcast on the Company's website www.financialfederal.com (click on Investor Relations).


About Financial Federal

Financial Federal Corporation is an independent financial services company specializing in financing industrial and commercial equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For more information, please visit our website at www.financialfederal.com.


This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Please read the Company's most recent reports filed on Forms 10-K and 10-Q with the Securities and Exchange Commission identifying these risks and uncertainties.


CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000


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         CONDENSED CONSOLIDATED UNAUDITED INCOME STATEMENTS
              (In thousands, except per share amounts)

=====================================================================
                              Three months ended    Nine months ended
                                       April 30,            April 30,
---------------------------------------------------------------------
                                  2006      2005       2006      2005
=====================================================================
Finance income                 $41,429   $31,321   $117,420   $92,277
Interest expense                17,172    10,878     47,463    30,632
---------------------------------------------------------------------
Net finance income before
  provision for credit losses
  on finance receivables        24,257    20,443     69,957    61,645
Provision for credit losses
  on finance receivables             -       100          -     1,350
---------------------------------------------------------------------
  Net finance income            24,257    20,343     69,957    60,295
Salaries and other expenses      5,957     5,243     17,216    16,125
---------------------------------------------------------------------
Income before income taxes      18,300    15,100     52,741    44,170
Provision for income taxes       7,148     5,858     20,616    17,130
---------------------------------------------------------------------
    NET INCOME                 $11,152   $ 9,242   $ 32,125   $27,040
=====================================================================
Earnings per common share:
    Diluted                      $0.42     $0.35      $1.22     $1.04
    Basic                        $0.43     $0.36      $1.24     $1.06
=====================================================================
Number of shares used:
    Diluted                     26,590    26,080     26,417    26,037
    Basic                       26,017    25,604     25,844    25,469
=====================================================================


           CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
                             (In thousands)

=====================================================================
                                  April 30,     July 31,    April 30,
                                       2006         2005         2005
=====================================================================
ASSETS
Finance receivables              $1,921,678   $1,666,079   $1,590,789
Allowance for credit losses         (24,027)     (24,225)     (24,227)
---------------------------------------------------------------------
   Finance receivables - net      1,897,651    1,641,854    1,566,562
Cash                                 11,408        8,456        6,324
Other assets                          9,386       11,535       11,805
---------------------------------------------------------------------
   TOTAL ASSETS                  $1,918,445   $1,661,845   $1,584,691
=====================================================================

LIABILITIES
Debt                             $1,473,334   $1,259,700   $1,189,600
Accrued interest, taxes and
  other liabilities                  67,084       60,031       62,312
---------------------------------------------------------------------
   Total liabilities              1,540,418    1,319,731    1,251,912

STOCKHOLDERS' EQUITY                378,027      342,114      332,779
---------------------------------------------------------------------
   TOTAL LIABILITIES AND EQUITY  $1,918,445   $1,661,845   $1,584,691
=====================================================================

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